UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

Diversified Restaurant Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

25532M105

(CUSIP Number)

Mr. David L. Kanen

Kanen Wealth Management, LLC

5850 Coral Ridge Drive, Suite 309

Coral Springs, FL 33076

(631) 863-3100

ANDREW M. FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 9, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON

KANEN WEALTH MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO; AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

FLORIDA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,358,720
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,358,720
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,358,720
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.2%
14	TYPE OF REPORTING PERSON

IA

1	NAME OF REPORTING PERSON

DAVID L. KANEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,080*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,358,720
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,080*
	10	SHARED DISPOSITIVE POWER

1,358,720
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,360,800
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.2%
14	TYPE OF REPORTING PERSON

IN

*Reflects shares held in a beneficiary account that Mr. Kanen no longer controls because the beneficiary has reached majority age.

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by the Philotimo Fund, LLC, KWM and Mr. Kanen were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 500,624 Shares beneficially owned by the Philotimo Fund, LLC is approximately $815,112. The aggregate purchase of the 1,358,720 Shares beneficially owned by KWM is approximately $1,835,092, including brokerage commissions. The aggregate purchase price of the 2,080 Shares directly beneficially owned by Mr. Kanen is approximately $2,320, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 32,575,989 Shares outstanding, which is the total number of Shares outstanding as of August 7, 2018 as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 8, 2018.

A.	Kanen Wealth Management, LLC
(a)	As of the close of business on August 13, 2018, KWM directly beneficially owned 858,096 Shares. KWM, as the general partner of the Philotimo Fund, LLC may be deemed the beneficial owner of the 500,624 Shares owned by the Philotimo Fund, LLC.

Percentage: Approximately 4.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,358,720
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,358,720

(c)	The transactions in the Shares by KWM during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
B.	David L. Kanen
(a)	As of the close of business on August 13, 2018, Mr. Kanen directly beneficially owned 2,080 Shares. Mr. Kanen, as the managing member of KWM, may be deemed the beneficial owner of (i) the 500,624 Shares owned by the Philotimo Fund, LLC and (ii) the 1,358,720 Shares directly beneficially owned by KWM.

Percentage: Approximately 4.2%

(b)	1. Sole power to vote or direct vote: 2,080
2. Shared power to vote or direct vote: 1,358,720
3. Sole power to dispose or direct the disposition: 2,080
4. Shared power to dispose or direct the disposition: 1,358,720
(c)	The transactions in the Shares entered into by Mr. Kanen during the past sixty days are set forth in Schedule A and are incorporated herein by reference. The transactions in the Shares entered into by KWM during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

KWM, in its role as investment manager to several customer accounts (collectively, the "Accounts") to which it furnishes investment advice, and Mr. Kanen, as the managing member of KWM, may each be deemed to beneficially own shares of the Issuer's Common Stock held in the Accounts.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 13, 2018

KANEN WEALTH MANAGEMENT, LLC

By:	/s/ David L. Kanen
	Name:	David L. Kanen
	Title:	Managing Member

/s/ David L. Kanen
DAVID L. KANEN

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

KANEN WEALTH MANAGEMENT, LLC

Client Transfer	(7,409)*	-	06/21/2018
Client Transfer	(1,730)*	-	07/20/2018
Sale of Common Stock	(6,000)	1.730	07/26/2018
Sale of Common Stock	(147,883)	.9619	07/27/2018
Sale of Common Stock	(56,000)	.9800	07/30/2018
Sale of Common Stock	(22,000)	.9582	07/31/2018
Sale of Common Stock	(4,100)	.9052	08/02/2018
Sale of Common Stock	(133,363)	.8900	08/03/2018
Sale of Common Stock	(14,706)	.8900	08/06/2018
Sale of Common Stock	(66,101)	.8910	08/08/2018
Sale of Common Stock	(111,697)	.9002	08/09/2018

DAVID L. KANEN

Sale of Common Stock	(2,540)	.9619	07/27/2018
Sale of Common Stock	(4,474)	.8900	08/06/2018
Sale of Common Stock	(2,431)	.8910	08/08/2018

*Represents a client initiated transfer out of the fund.